U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-32032

[X]  Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [  ] Form 10-Q     [  ] Form 10-D     [  ] Form N-SAR

[  ]  Form N-CSR

For period ended: December 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B REGISTRANT INFORMATION

Convenientcast, Inc.
Full Name of Registrant:

132 E. Northside Dr. Suite C
Address of Principal Executive Office

Clinton, MS 39056
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The Company is unable to file its annual report on Form 10-K for the period ended December 31, 2011 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

PART IV B OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marco Moran	(601)	488-4360
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 28, 2011, pursuant to an Exchange Agreement (“Agreement”), the Company acquired DSD Network of America, Inc. (“DSD”), a Nevada corporation, (the “Merger”) in exchange for the issuance of 40,000,000 shares of common stock of Convenientcast (the “Exchange Shares”), a majority of the common stock, to the former owners of DSD. In conjunction with the Merger, DSD became a wholly-owned subsidiary of the Company.

The Merger is being accounted for as a reverse recapitalization. A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded.

Under recapitalization accounting, the equity of the accounting acquirer, DSD, is presented as the equity of the combined enterprise and the capital stock account of DSD is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Convenientcast) after giving effect to the number of shares issued in the business combination. Shares retained by Convenientcast are reflected as an issuance as of the merger date for the historical amount of the net assets of the acquired entity. The fiscal year end of DSD was historically November 30. Revenue is expected to approximate $165,000, $1,269,000 and $1,107,000 for the one month ended December 31, 2011 and the fiscal years ended November 30, 2011 and 2010, respectively. Income (loss) from operations for the one month ended December 31, 2011 and the fiscal years ended November 30, 2011 and 2010 is expected to approximate $42,000, ($214,000), and ($14,700), respectively, with expected net income (loss) for such periods of $41,900, ($257,000), and ($143,000), respectively. The aforementioned expected revenue, income (loss) from operation, and net income (loss) are unaudited.

Convenientcast, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2012

By:	/s/ Marco Moran
Name: Marco Moran
Title: President